FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 - Name and Address of Company

The Real Brokerage Inc. (the "Company" or "Real")

133 Richmond Street West

Suite 302

Toronto, Ontario

M5H 2L3

Item 2 - Date of Material Change

December 9, 2022

Item 3 - News Release

A news release disclosing the material change was disseminated by the Company through the services of Business Wire on December 9, 2022.

Item 4 - Summary of Material Change

On December 9, 2022, the Company completed its previously announced acquisition of LemonBrew Lending Corp. ("LemonBrew Lending") pursuant to the terms and subject to the conditions of a share purchase agreement between the Company, LemonBrew Lending and LemonBrew Technologies Corp. (the "Seller") dated September 23, 2022 (the "Acquisition").

Item 5 - Full Description of Material Change

5.1 - Full Description of Material Change

On December 9, 2022, the Company completed its previously announced acquisition of LemonBrew Lending pursuant to the terms and subject to the conditions of a share purchase agreement between the Company, LemonBrew Lending and the Seller dated September 23, 2022.

Pursuant to the terms of the Acquisition, the Company acquired 100% of the issued and outstanding equity interests of LemonBrew Lending from the Seller for an aggregate purchase price of US$1,250,000. The purchase price was satisfied by (i) cash in the amount of US$800,000 and (ii) the issuance of 351,837 common shares of Real (the "Consideration Shares") at a deemed issued price of $1.279 per share. The issue price of the Consideration Shares is equal to the product of $450,000 divided by the 5-day volume weighted average trading price of Real's common shares on the NASDAQ immediately prior to the closing of the Acquisition.

The Consideration Shares are subject to a six-month hold in accordance with applicable securities laws and have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") and are "restricted securities" within the meaning of Rule 144 of the U.S. Securities Act subject to restrictions to the effect that the Consideration Shares may not be reoffered or resold in the United States absent registration or an applicable exemption from the registration requirements.

In connection with the closing of the Acquisition, the Company entered into certain agreements with management and key employees of Lemonbrew Lending (the "Key Employee Agreements"). The Key Employment Agreements provide for certain performance-based milestone payments of $2,500,000 payable over 36 months following closing of the Acquisition, of which $2,000,000 with be payable in cash and $500,000 will be payable in restricted share units of the Company.

5.2 - Disclosure for Restructuring Transactions

Not applicable.

Item 6 - Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 - Omitted Information

Not applicable.

Item 8 - Executive Officer

Tamir Poleg

Chief Executive Officer

646-469-7107

Item 9 – Date of Report

December 12, 2022

Cautionary Statement Regarding Forward-Looking Information

This material change report contains “forward-looking information” within the meaning of applicable securities laws. All statements contained herein that are not clearly historical in nature may constitute forward-looking information. In some cases, forward-looking information can be identified by words or phrases such as “may”, “will”, “expect”, “likely”, “should”, “would”, “plan”, “anticipate”, “intend”, “potential”, “proposed”, “estimate”, “believe” or the negative of these terms, or other similar words, expressions and grammatical variations thereof, or statements that certain events or conditions “may” or “will” happen, or by discussions of strategy. The forward-looking information contained herein includes, without limitation, the payment of performance based milestone payments in accordance with the Key Employee Agreements.

Readers are cautioned to not place undue reliance on forward-looking information. Forward-looking information is subject to inherent risks and uncertainties, which could cause actual results and developments to differ materially from those contemplated in this material change report. Such risks and uncertainties include the risks that the parties fail to obtain or receive all necessary regulatory approvals and/or third party consents necessary to complete the Acquisition. The forward-looking information contained in this material change report are made as of the date hereof. The Company undertakes no obligation to update or revise any forward-looking information, whether as a result of new information, estimates or opinions, future events or results or otherwise or to explain any material difference between subsequent actual events and such forward-looking information, except as required by applicable law.